
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 8, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: Caprius, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 30, 2008
File No. 333-148792

Dear Mr. Joels:

We have reviewed your filings and have the following comments.

General

1.   Please address the comments for the Form S-1 Amendment No. 2 (file number 333-148792) in your next amendment to your Form S-1 (file number 333-141647) to the extent that the comments are applicable.

2.   As requested in comment 5 in our letter dated May 12, 2008, please also include the following information in the tabular disclosure on page 41:

- the number of shares of common stock that were outstanding prior to the transaction;
- the number of shares of common stock that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders; and
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

Liquidity and Capital Resources, page 14

3.   We note your revised disclosure in response to comment 10 in our letter dated May 12, 2008. We further note that the 90 days and older accounts receivable are nearly half of total accounts receivable, net. Please provide a detailed discussion as to how you determined the 90 days and older accounts receivable, net are collectible. Also as previously requested, please provide a similar analysis of accounts receivable, net for September 30, 2007 and September 30, 2006, including an explanation for the portion of accounts receivable, net that has been outstanding for 90 days or longer.

4.   We note your revision in response to comment 11 in our letter dated May 12, 2008. You disclose on page 15 that your inventory turnover rate was 2.00 in 2007, and 1.28 for the six months ended March 31, 2008. Please revise to also disclose the inventory turnover rate for 2006. Please also revise your disclosure to include an analysis of the inventory turnover rates, as previously requested.

(Note B) – Summary of Significant Accounting Policies, page F-7

[21] Goodwill, page F-12

5.   We note your revised disclosure in response to comment 16 in our letter dated May 12, 2008. You disclose that management arrived at the impairment charge of $452,000 in fiscal 2006 based on a carrying value of your reporting unit of $1,874,480 (including goodwill) and a fair market value of the reporting unit of $2,159,087. Paragraph 19 of SFAS 142 states, "[i]f the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary." Please address each of the following:

- Revise your disclosure to explain why an impairment is warranted when your stated fair market value exceeds the carrying value.
- As you have only one reporting unit, please tell us the items you are excluding from the carrying value of the reporting unit. In this regard, we note net assets as of September 30, 2006 is $2,159,491.
- As noted from your response to comment 18, your common stock is thinly traded and thus not necessarily an "active" market. As such, it is unclear how you determined that the closing price of your common stock as of the last date of your fiscal year is a reasonable measure of the fair value of your reporting unit. Paragraph 23 of SFAS 142 states, "The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available." Please explain to us your consideration of the guidance in SFAS 142 and your acknowledgement that your common stock is thinly traded. Please revise your disclosure as appropriate.

6.   Please revise your disclosure to provide a more detailed explanation as to why the market price of your common stock declined significantly from $2.40 on September 30, 2005 to $0.65 on September 29, 2006. As you also had recurring losses as of September 30, 2005, it would appear that one or more other factors contributed to the significant decline in the market price of your common stock, which is a factor in your estimate of your reporting unit's fair value.

(Note E) – Equity Financing, page F-13

7.   We note your response to comment 18 in our letter dated May 12, 2008. Specifically, you state, "…it has become apparent that the re-pricing of the Series D Preferred Stock would have caused an additional layer of beneficial conversion feature which would ultimately be recorded as an additional deemed dividend of approximately $1.2 million." Please tell us whether the $1.2 million relates only to the Series E preferred stock issuance. If not, please tell us how much of the $1.2 million is attributable to the Series E preferred stock issuance and to the Series F preferred stock issuance.

8.   We note your statement that the beneficial conversion feature for the Series E preferred stock issuance during fiscal year 2007 was overstated by approximately $637,000 in your response to comment 19 in our letter dated May 12, 2008. We further note from your revised disclosure that the beneficial conversion feature for the Series E preferred stock should have been $1,355,000 instead of the $2,346,938 beneficial conversion feature recognized in the fiscal year 2007 consolidated statements of operations. The difference for these two amounts is approximately $992,000 and not $637,000. As such, please tell us how you determined that the overstatement of the beneficial conversion feature is $637,000 and not $992,000.

9.   We are in the process of reviewing your responses to comments 18 and 19 in our letter dated May 12, 2008 regarding the materiality of the two identified errors for the recognition of beneficial conversion features for your Series D and Series E preferred stocks and your conclusion that an amendment to your September 30, 2007 Form 10-KSB and subsequent Forms 10-QSB is not necessary. Once our review is complete, we will send you an additional comment letter.

(NOTE H) - Commitments and Contingencies, page F-16

10.   We note your revised disclosure in response to comment 24 in our letter dated May 12, 2008. Specifically, you state, "…we have not recorded any accrual for this litigation as of September 30, 2007 and 2006, since we are unable to reasonably estimate the possible loss." However, paragraph 8 of SFAS 5 states that a loss contingency should be recognized if you determine it is probable, not possible, you have incurred a loss that can be reasonably estimated. In our previous comment, requested that you also disclose the

amount or range of reasonably possible loss in excess of accrual; otherwise, please disclose that you are unable to estimate the reasonably possible loss in excess of accrual along with an explanation as to why in accordance with paragraph 10 of SFAS 5. Please revise your disclosure accordingly.

As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, NY 10022